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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CND FINANCIAL LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31240 BECK RD
(No. and Street)

BULVERDE	TEXAS	78163
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILTON C. COLLIER 800-810-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	CELESTE	TEXAS	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MILTON C. COLLIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CND FINANCIAL LTD, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L COX
Notary ID #125832054
My Commission Expires
September 25, 2022

NOTARY PUBLIC STATE OF TEXAS

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CND Financial Ltd. as of December 31, 2019, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CND Financial Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CND Financial Ltd.'s management. Our responsibility is to express an opinion on CND Financial Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CND Financial Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CND Financial Ltd.'s financial statements. The supplemental information is the responsibility of CND Financial Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as CND Financial Ltd.'s auditor since 2009.

Celeste, Texas
February 20, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND FINANCIAL LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

ASSETS		
Cash	$	98,852
Property and equipment, net		2,094
TOTAL ASSETS	**$**	**100,946**
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	4,657
Total Liabilities		4,657
Partners' Capital		96,289
TOTAL LIABILITIES & PARTNERS' CAPITAL	**$**	**100,946**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Underwriting and related fees	$	226,238
Total Revenues		226,238
Expenses:		
Communications		16,474
Compensation and related costs		115,359
Occupancy and equipment costs		24,623
Professional fees		36,340
Promotion		299
Regulatory fees		9,221
Other expenses		782
Total Expenses		203,098
NET INCOME	**$**	**23,140**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2019

	General Partner	Limited Partner	Total
Balances, December 31, 2018	$ 22,705	$ 105,444	$ 128,149
Partner distributions	-	(55,000)	(55,000)
Net income	231	22,909	23,140
Balances, December 31, 2019	**$ 22,936**	**$ 73,353**	**$ 96,289**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	23,140
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,500
Changes in assets and liabilities:		
Increase in accounts payable and accrued expenses		1,923
Decrease in accrued compensation and related costs		(43,876)
Net cash used in operating activities		(17,313)
CASH FLOWS USED FOR FINANCING ACTIVITIES:		
Partner distributions		(55,000)
Net decrease in cash		(72,313)
Cash at beginning of year		171,165
Cash at end of year	**$**	**98,852**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

There was no cash paid during the period for interest or income taxes

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

CND Financial Ltd., (the Partnership) was organized in June 2004 as a Texas limited partnership. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities.

The general partner of the Partnership is CND Holdings LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2054, unless sooner terminated or extended as provided in the partnership agreement.

The Partnership's operations consist primarily of providing best effort bond underwriting services for churches throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated lives of three to five years.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Partnership participates in best efforts bond underwritings for churches that want to raise funds through a sale of debt securities. Underwriting revenue and related fees are recognized on the trade date. The Partnership believes that the trade date is the appropriate point in time to recognize revenue as there are no significant action which the Partnership needs to take subsequent to this date, and the issuer obtains the control and benefit of the offering amounts at that point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the offering documents, which is highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Retainers and other fees received from customers are reflected as contract liabilities and are recognized over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Leads, Marketing, and Promotion Costs

The Partnership expenses leads, marketing, and promotion costs as they are incurred.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to the state income taxes.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Partnership has a net capital of $94,195 which was $89,195 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 4.94 to 1.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$26,174
Accumulated depreciation	(24,080)
	$ 2,094

Depreciation expense totaled $1,500 for year ended December 31, 2019 and is included in occupancy and equipment costs in the accompanying statement of income.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Partnership leases back office software under a software licensing agreement (Agreement) from a related party company controlled by an officer of the Partnership. The Agreement was for an initial one-year term and renews annually unless canceled by either party, and has automatically renewed through 2020. The Agreement requires a base payment of $1,500 per month, with additional costs assessed for new users and custom programming. The related party company at its own discretion may waive receipt of the payments due under the Agreement. During 2019, no payments were waived by the related party. Amounts incurred and paid under this Agreement totaled $18,000 for 2019 and is included in occupancy and equipment costs in the accompanying statement of income.

The limited partner, who is also the managing member of the General Partner, provides office space to the Partnership at no cost to the Partnership.

The related party transactions noted above were not consummated on terms equivalent to arm's length transactions.

NOTE 5 – CONCENTRATION OF REVENUE

The Partnership earned commissions and related fees from one church bond underwriting totaling $165,545, or approximately 73% of total revenue.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2019, through February 20, 2020, the date which the financial statements were available to be issued.

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2019

COMPUTATION OF NET CAPITAL		
Total partners' capital qualified for net capital	$	96,289
Deductions and/or charges:		
Non-allowable assets		
Property and equipment, net		2,094
Total deductions and/or charges		2,094
Net Capital	$	94,195
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		4,657
Total aggregate indebtedness	$	4,657
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	89,195
Ratio of aggregate indebtedness to net capital		4.94 to 1

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2019

Reconciliation of Computation of Net Capital

The computation of net capital does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by CND Financial Ltd on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CND Financial Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CND Financial Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) CND Financial Ltd. stated that CND Financial Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. CND Financial Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CND Financial Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND
FINANCIAL LTD

CND Financial LTD's Exemption Report

CND Financial LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (K): (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CND Financial LTD

I, Milton C. Collier, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Milton C. Collier
President

January 27, 2020

CORPORATE OFFICE 31240 BECK RD. BULVERDE, TEXAS 78163 830.438.5751 TEL 800.810.3355 TOLL